Exhibit 4.120

A1896
Execution Version
ISL/HD
030807

Memorandum of Agreement

Made and entered into between:-

ANGLOGOLD ASHANTI LIMITED

(Reg No 1944/017354/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Robert Louis Lazare, he being duly authorised hereto under and by virtue of a Delegation of Authority Policy which was approved by the Audit and Corporate Governance Committee of the board of directors of the company passed at Johannesburg on the 24th day of October 2003, and a certified copy whereof is annexed hereto **marked "A"**);

of the first part;

and

FRIEDSHELF 849 (PROPRIETARY) LIMITED

(Reg No 2007/004886/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 3rd day of August 2007, and a certified copy whereof is annexed hereto **marked "B"**);

of the second part;

and

DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED

(Reg No 2005/033662/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Daniel Pretorius, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a round resolution passed in and during June 2007, and a certified copy whereof is annexed hereto **marked "C"**);

of the third part;

and

MINTAILS SOUTH AFRICA (PROPRIETARY) LIMITED

(Reg No 2004/007547/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 3rd day of August 2007, and a certified copy whereof is annexed hereto **marked "D"**);

of the fourth part.

1. **Definitions**

1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

1.1.1	"**AGA**"	shall mean AngloGold Ashanti Limited and shall be deemed to include its successors in title;
1.1.2	"**AGREEMENT**"	shall mean this agreement between the **PARTIES** and shall be deemed to include all annexes thereto which shall be initialled or signed, as the case may be, by the **PARTIES** for purposes of identification;
1.1.3	"**ATTORNEYS**"	shall mean Levy, Feinsteins & Associates Incorporated practising under the style of "*Feinsteins*" of Johannesburg, **RSA**;

1.1.4	"**BENONI CLUSTER**"	shall mean the sand and slime dumps resources situate across the entire area of what is generally known and described as "*the Benoni Cluster*" and in no way derogating from the generality thereof in the area delineated in blue and yellow on the drawing annexed hereto **marked "E"**;
1.1.5	"**CLOSING DATE**"	shall mean the date of the fulfilment or waiver of the last of the conditions precedent in clause 3 infra or at latest 5 (five) business days thereafter;
1.1.6	"**COMPETITION COMMISSION**"	shall mean the Commission established in accordance with the provisions of the Competition Act, No 89 of 1998, as amended, of the **RSA**;
1.1.7	"**CONVERSION DATE**"	shall mean the date, prior to the 30 April 2009, of the conversion of the **ERGO MINING RIGHTS** from **OLD ORDER MINING RIGHTS** to **NEW ORDER MINING RIGHTS**, by the **DME** in terms of the **MPRDA**;

1.1.8	"**CPI**"	shall mean the official Consumer Price Index for Gauteng, **RSA** as determined from time to time by the Director of Statistics and as published in the Government Gazette and in the absence thereof as determined by the auditors of **AGA** by reference to such other criteria as they in their discretion may deem apposite and whose decision in such regard and in the absence of manifest error shall be final and binding;
1.1.9	"**DME**"	shall mean the Department of Minerals and Energy of the **RSA**;
1.1.10	"**DRD SA**"	shall mean DRDGold South African Operations (Proprietary) Limited (a subsidiary of DRDGold Limited), and shall be deemed to include its successors in title;
1.1.11	"**EFFECTIVE DATE**"	shall mean the 11 June 2007, notwithstanding the **SIGNATURE DATE**;

1.1.12	"**EMP**"	shall mean the Environmental Management Programme, including the closure plan, pertaining to the **ERGO ASSETS** and as approved in writing by the **DME** from time to time;
1.1.13	"**ENVIRONMENT**"	shall mean the environment, including without limitation, atmosphere, surface water, ground water, land surface, soil, sub-surface strata and plant and animal life including (without limitation) the meaning ascribed to that term in the National Environmental Management Act, No 107 of 1998;
1.1.14	"**ERGO ASSETS**"	shall, in relation to the **ERGO OPERATIONS**, collectively mean the:-

1.1.14.1 **BENONI CLUSTER**;

1.1.14.2 **ERGO DESIGNATED RIGHTS**;

1.1.14.3 **ERGO DUMPS**;

	1.1.14.4	**ERGO MINING ASSETS**;
	1.1.14.5	**ERGO MINING RIGHTS**; and
	1.1.14.6	**SITE**,

to the exclusion, however, of the **EXCLUDED ASSETS**;

1.1.15	"**ERGO DESIGNATED RIGHTS**"	shall mean all the registered rights of whatsoever nature and howsoever arising, including without derogating therefrom, servitudes or otherwise, of and in connection with the **BENONI CLUSTER** and the **ERGO DUMPS** including those rights more fully detailed in a schedule thereof annexed hereto and **marked "F"**;
1.1.16	"**ERGO DUMPS**"	shall mean the sand and slime dumps resources situate across the entire areas formerly comprising and known and described as the **ERGO OPERATIONS** and in no way

derogating from the generality of the aforegoing as more fully delineated in yellow on the drawing annexed hereto **marked "E"**;

1.1.17 "**ERGO MINING ASSETS**" shall mean the piping and related mining equipment of the **ERGO OPERATIONS** as more fully set forth in a schedule thereof annexed hereto and **marked "G"**;

1.1.18 "**ERGO MINING RIGHTS**" shall, in relation to the applicable **ERGO ASSETS**, mean **AGA**'s existing **OLD ORDER MINING RIGHTS** (to be converted to **NEW ORDER MINING RIGHTS**) in respect of the **ERGO OPERATIONS** entitling **AGA** or any subsequent holder thereof to conduct mining and allied operations on and from the **BENONI CLUSTER**, the **ERGO DUMPS** and the **SITE** or any component thereof and in no way derogating from the generality thereof as more fully delineated in yellow on the drawing annexed hereto and

marked **"E"**;

1.1.19 "**ERGO OPERATIONS**" shall mean the mining and ancillary operations comprising the **ERGO ASSETS**, to the exclusion of the **EXCLUDED ASSETS**;

1.1.20 "**EXCLUDED ASSETS**" shall mean the following assets which shall be expressly excluded from the **ERGO ASSETS** and the **ERGO OPERATIONS**, to wit:-

1.1.20.1 the Brakpan and Withok Tailings Storage Facilities - which remain the property of **AGA** including the rehabilitation and environmental management liability therefor;

1.1.20.2 the Brakpan plant and storage facilities - which have been acquired by HVH Gold (Proprietary) Limited (the ultimate

controlling company whereof is **MINTAILS AUS**); and

1.1.20.3 the East Daggafontein plant and adjacent property - which have been acquired by Skeat Gold Mining East Rand (Proprietary) Limited and HVH Gold (Proprietary) Limited (both of which companies are ultimately controlled by **MINTAILS AUS**);

1.1.20.4 the buildings generally known and described as the farmhouse and change house near the Brakpan Tailings Storage Facility, which shall remain the property of **AGA**, including any liability attaching thereto; and

1.1.20.5 freehold land (agricultural land) more fully detailed in a schedule thereof annexed hereto **marked "H"**, which shall remain the property of **AGA** including any liability attaching thereto;

1.1.21 "**INTERIM PERIOD**" shall mean the period calculated from the **EFFECTIVE DATE** to the **CLOSING DATE**;

1.1.22 "**LEGISLATION**" shall, in no way derogating from the generality of such term, mean that which is applicable to the **ERGO ASSETS** including:-

1.1.22.1 National Environmental Management : Air Quality Act, No 39 of 2004;

1.1.22.2 Conservation of Agricultural Resources Act, No 43 of 1983;

	1.1.22.3	Environment Conservation Act , No 73 of 1989;
	1.1.22.4	**LRA** insofar as same refers to environmental protection and development;
	1.1.22.5	**MPRDA**;
	1.1.22.6	Mine Health and Safety Act, No 29 of 1996;
	1.1.22.7	National Water Act, No 36 of 1998; and
	1.1.22.8	The National Environmental Management Act, No 107 of 1998;
1.1.23	"**LRA**"	shall mean Labour Relations Act No. 66 of 1995, as amended, of the **RSA**;
1.1.24	"**MINTAILS AUS**"	shall mean MinTails Limited, a public company duly incorporated in accordance with the laws of Australia

and the shares whereof are listed on the Australian Stock Exchange;

1.1.25	"**MINTAILS SA**"	shall mean MinTails South Africa (Proprietary) Limited (a wholly owned subsidiary of **MINTAILS AUS**), and shall be deemed to include its successors in title;
1.1.26	"**MPRDA**"	shall mean the Mineral and Petroleum Resources Development Act, No 28 of 2002, as amended, of the **RSA**;
1.1.27	"**NEWCO**"	shall mean Friedshelf 849 (Proprietary) Limited and shall be deemed to include its successors in title, and the beneficial shareholders whereof are **DRD SA** and **MINTAILS SA** in equal shares;
1.1.28	"**NEW ORDER MINING RIGHTS**"	shall have the meaning ascribed thereto in the **MPRDA**;
1.1.29	"**OLD ORDER MINING RIGHTS**"	shall have the meaning ascribed thereto in the **MPRDA**;

1.1.30	"**PARTIES**"	shall mean all four parties to the **AGREEMENT**;
1.1.31	"**PRIME**"	shall mean the publicly quoted basic annual rate of interest certified by any manager of The Standard Bank of South Africa Limited (whose appointment and authority need not be proved) to be charged by the aforesaid bank from time to time on overdrawn current accounts of its most favoured private sector clients;
1.1.32	"**RESOLUTIVE CONDITIONS**"	shall, subject to the fulfilment or waiver, as the case may be, of the conditions precedent in clause 3 infra, mean the conditions more fully set forth in clause 4 infra;
1.1.33	"**RSA**"	shall mean the Republic of South Africa;
1.1.34	"**SIGNATURE DATE**"	shall mean the date of signature of the **AGREEMENT** by the **PARTY** last signing same;

1.1.35	"**SITE**"	shall mean the East Daggafontein Tailings Storage Facility and as delineated in red on the drawing annexed hereto **marked "I"**;
1.1.36	"**SUB-CONTRACTING AGREEMENT**"	shall mean the agreement to be entered into by and between **AGA** as sub-contractor and **NEWCO** as sub-contractee with regard to the utilisation of the **ERGO ASSETS** by **NEWCO** for its own benefit and account from the **CLOSING DATE** until:-

1.1.36.1   the **CONVERSION DATE**; and

1.1.36.2   the transfer, cession and assignment of the **NEW ORDER MINING RIGHTS**, in terms of the conversion, into the name of **NEWCO** in terms of the **MPRDA**,

and on the basis that should the **ERGO MINING RIGHTS** not have been

converted to **NEW ORDER MINING RIGHTS** and transferred and assigned unto and in favour of **NEWCO** by the 30 April 2009, then and in such event the sub-contracting agreement shall continue for a period of 10 (ten) years thereafter with the right and option in favour of **NEWCO** to renew the same for an additional 5 (five) years and during which period **NEWCO** shall be entitled to make application for **NEW ORDER MINING RIGHTS** in its own name in substitution for the **ERGO MINING RIGHTS**;

1.1.37 "**SURETIES**"   shall mean **DRD SA** and **MINTAILS SA**, whose obligations as such in favour of **AGA** shall be joint and several;

1.1.38 "**SURETYSHIP**"   shall mean the Deed of Suretyship to be executed by the **SURETIES** in favour of **AGA** and substantially as set forth in the specimen thereof annexed

hereto and **marked "J"**;

1.1.39	"**TERM SHEET**"	shall mean the term sheet entered into by and between the **PARTIES** at Johannesburg, **RSA** on the 5 June 2007 in terms whereof **NEWCO** agreed to acquire from **AGA** the **ERGO ASSETS** for the consideration and upon the salient terms and conditions therein set forth, it being recorded that the time lines therein contained were orally extended from time to time;
1.1.40	"**TRADE MARK/TRADE NAME**"	shall mean the trade name '*Ergo*", and any other trademarks and logos bearing such name or similar thereto, whether registered or not;
1.1.41	"**TRANSACTION**"	shall mean the transaction which constitutes the subject matter of the **AGREEMENT** between the **PARTIES**;
1.1.42	"**VAT ACT**"	shall mean the Value Added Tax Act, No 89 of 1991, as amended, of the **RSA**;

1.1.43 "**ZAR**" / "**RAND**" shall mean the currency of the **RSA**.

1.2 Words importing:-

    1.2.1 the singular shall include the plural and *vice versa*;

    1.2.2 any one gender shall include the others;

    1.2.3 persons shall, where the context admits, include firms or corporations.

1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.

1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5 When any number of days is prescribed in the **AGREEMENT**, same shall be business days and shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the **RSA**, in which case the last day shall be the next succeeding business day which is not a Saturday, Sunday or public holiday.

1.6 The use of the word "*including*" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the

eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **AGREEMENT**.

1.8 The terms of the **AGREEMENT** having been negotiated, the *contra proferentem* rule shall not be applied in the interpretation thereof.

1.9 Any term which refers to a **RSA** legal concept or process (in no way derogating from the generality thereof, for example "*winding-up*" or "*curatorship*") shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the **AGREEMENT** may apply or to the laws of which any party cited hereunder may be or become subject.

2. **Recordal**

It is recorded that:-

2.1 **AGA** is the lawful holder of the **ERGO ASSETS**;

2.2 **AGA** is desirous of selling and/or ceding and assigning all its right, title and interest in and to the **ERGO ASSETS** to **NEWCO**, which is desirous of acquiring the same from **AGA**;

2.3 to facilitate the sale, transfer, cession and assignment of the **ERGO ASSETS** from **AGA** to **NEWCO**, it is necessary as a pre-requisite thereto for **AGA** to procure the approval by the **DME** of the conversion of the **ERGO MINING RIGHTS** from **OLD ORDER MINING RIGHTS** to **NEW ORDER MINING RIGHTS**;

2.4 pending the arrival of the **CONVERSION DATE**, **NEWCO** is nevertheless desirous of:-

2.4.1 conducting the **ERGO OPERATIONS** utilising the **ERGO ASSETS**; and

2.4.2 accordingly concluding the **SUB-CONTRACTING AGREEMENT** with **AGA**,

with effect from the **CLOSING DATE**;

2.5 the **PARTIES** reached agreement in principle in regard to the aforegoing and accordingly executed the **TERM SHEET**; and

2.6 in amplification of the **TERM SHEET** and as therein provided, the **PARTIES** have agreed to enter into a more comprehensive agreement as more fully set forth hereafter.

3. **Conditions Precedent**

3.1 Notwithstanding anything to the contrary in the **AGREEMENT** contained, it shall be subject to the fulfilment of the following conditions precedent, to wit:-

3.1.1   the execution of the **SUB-CONTRACTING AGREEMENT** by the respective parties thereto; and

3.1.2   the execution of the **SURETYSHIP** by the respective parties thereto;

within a period of 14 (fourteen) days after the **SIGNATURE DATE** and which documents shall be held by the **ATTORNEYS** '*in trust*' pending the arrival of the **CLOSING DATE** and the implementation of the provisions of clause 13 infra; and

3.1.3   the written approval, to the extent necessary, of the **COMPETITION COMMISSION** - within a period of 120 (one hundred and twenty) days after the fulfilment of the last of the remaining conditions precedent as set forth in clauses 3.1.1 and 3.1.2 supra.

3.2   The aforegoing conditions are stipulations for the benefit of **AGA** and **NEWCO** and accordingly shall only be capable of being waived (to the extent possible) in writing by them.

3.3   Should any of the aforesaid conditions precedent not be fulfilled or waived (where possible) within the period/s stipulated in clause 3.1 supra or within such extended period as the affected **PARTY** may in writing agree upon, then and in such event the **AGREEMENT** shall *ipso facto* be and become null and void *ab initio* and the **PARTIES** shall be obliged to restore each other as near as possible to the status *quo ante* as at the **SIGNATURE DATE** and none of the **PARTIES** shall have any claims against the other/s of them save in the event of a breach of the provisions of clause 3.4 infra **provided, however, that** if any of the conditions precedent are

waived, then and in such event same shall *ipso facto* be deemed to have been converted to irrevocable undertakings by the relevant **PARTIES** in favour of **AGA** or **NEWCO**, as the case may be, to be fulfilled within a period of 14 (fourteen) days after written demand therefor, failing which **AGA** or **NEWCO**, as the case may be, shall without prejudice to its rights, be entitled to take such action against the defaulting **PARTY** as it in its sole and absolute discretion may deem fit and either claim specific performance or cancellation of the **AGREEMENT**, including in either event a claim for damages sustained by it. Notwithstanding the aforegoing, if the waiver is due to an impossibility of performance, then it shall not be converted into an undertaking.

3.4 The **PARTIES** reciprocally warrant in favour of each other that they will in good faith use their reasonable commercial endeavours to timeously procure the fulfilment of the conditions precedent which are applicable to them and to such end shall supply such information and/or execute such reasonable documentation as may be required by any third party, be it regulatory authorities or otherwise, in relation to the said conditions within a period of 5 (five) business days after a written request therefor.

4. **RESOLUTIVE CONDITIONS**

4.1 Subject to the timeous fulfilment or waiver, as the case may be, of the conditions precedent in clause 3 supra, the **AGREEMENT** shall be further subject to the non-fulfilment of the following **RESOLUTIVE CONDITIONS**, to wit:-

4.1.1   the failure of **AGA** to procure the conversion of the **ERGO MINING RIGHTS** from **OLD ORDER MINING RIGHTS** to **NEW ORDER MINING RIGHTS**; and

4.1.2   the failure of **AGA** and **NEWCO** to procure the sale and/or transfer, cession and assignment of the **ERGO MINING RIGHTS** after conversion, to **NEWCO**,

within a period of 5 (five) years after the **CLOSING DATE** or within such extended period/s as the **PARTIES** may in good faith in writing agree upon, save that should either one of the aforesaid conditions not be fulfilled prior to the expiration of a period of 4 (four) years and 6 (six) months calculated from the **CLOSING DATE** notwithstanding all reasonable efforts by **AGA** and **NEWCO** and through no fault of either one of them, then and in such event **NEWCO** shall be entitled to lodge an application for new mining rights in connection with the **ERGO OPERATIONS** with the **DME**.

4.2   It is recorded that the **RESOLUTIVE CONDITIONS** are stipulations for the benefit of **AGA** and **NEWCO** and accordingly may only be waived in writing by them, in whole or in part, as the case may be.

4.3   Should either of the **RESOLUTIVE CONDITIONS** in clause 4.1 be fulfilled and not be waived in writing within the time period stipulated or within such extended period/s as **AGA** and **NEWCO** may in writing determine, then and in such event the **SUB-CONTRACTING AGREEMENT** shall nevertheless continue, upon the terms and conditions therein set forth.

4.4   The **PARTIES** reciprocally warrant in favour of each other that they will in good

faith use their reasonable commercial endeavours to timeously sign and/or procure

the signature of all necessary documents as may be applicable to the aforegoing,

upon written request therefor.

5.   **Warranties**

5.1   **AGA** warrants in favour of the remaining **PARTIES** and upon the veracity whereof

the **AGREEMENT** shall be founded that:-

5.1.1   it is the lawful holder of the **ERGO MINING RIGHTS**;

5.1.2   it will not during the subsistence of the **AGREEMENT** do any act, matter

or thing which could adversely affect its ability to procure the conversion

of the aforegoing rights from **OLD ORDER MINING RIGHTS** to **NEW

ORDER MINING RIGHTS** and the subsequent transfer, cession and

assignment thereof to **NEWCO**;

5.1.3   it will discharge all and sundry its obligations under and in terms of the

AGREEMENT;

5.1.4   it will furnish, upon written request therefor, **NEWCO** and/or its duly

authorised representatives with all reasonable documentation in its sole

possession and/or under its control in order to facilitate the

implementation of the provisions of the **AGREEMENT**;

5.1.5   it shall not be incumbent upon **NEWCO** to take over any liabilities, whether for rehabilitation or otherwise, in respect of the **EXCLUDED ASSETS** which constitute the subject matter of extraneous agreements;

5.1.6   whilst the **TRADE MARK/TRADE NAME** has not been registered by it, it nevertheless enjoys proprietary rights in respect thereof and which rights shall pass from **AGA** to **NEWCO** as an integral part of the **ERGO ASSETS**;

5.1.7   it will upon written request by **NEWCO** or its duly authorised agents, execute all documentation necessary for and/or incidental to procuring as expeditiously as possible:-

5.1.7.1   the conversion of the **ERGO MINING RIGHTS** from **OLD ORDER MINING RIGHTS** to **NEW ORDER MINING RIGHTS**; and

5.1.7.2   the assignment of the **ERGO DESIGNATED RIGHTS** from **AGA** to **NEWCO**.

5.2   Save for the aforesaid warranties, the **AGREEMENT** is concluded on the basis that **AGA** has given no other warranties or representations, whether express or implied.

6.   **Acknowledgments, Indemnity and Warranties by NEWCO**

6.1   **NEWCO** acknowledges that:-

6.1.1   its acquisition of the **ERGO ASSETS** shall be "*voetstoots*" in all respects;

6.1.2   from the **CLOSING DATE** but retrospectively with effect from the **EFFECTIVE DATE**, it shall be responsible for the environmental management, environmental rehabilitation, health and safety and related costs in relation to the **ERGO ASSETS**.   The environmental management, environmental rehabilitation, health and safety and related costs in respect of the **ERGO ASSETS** shall include but not be limited to:-

    6.1.2.1   if required, the obtaining by **NEWCO**, as soon as reasonably possible after the **CLOSING DATE**, of permits or certificates required in terms of the **LEGISLATION** or any other legislation in respect of the **ERGO ASSETS**;

    6.1.2.2   restoration, anti-pollution measures, anti-flooding measures, making safe, radiation decontamination, rehabilitation, compliance with the terms of the **EMP**, **LEGISLATION**, any permit, licence or record of decisions and implementing any closure plans as approved by the **DME**;

    6.1.2.3   general compliance with the **LEGISLATION**;

    6.1.2.4   compliance with the safety and health requirements in terms of the Mine Health and Safety Act, 1996 (Act No. 29

of 1996) and the Occupational Health and Safety Act, 1993 (Act No. 85 of 1993); and

6.1.2.5 compliance with all lawful directives of the relevant regulatory authorities;

6.1.3 its duly authorised representatives have seen and inspected the **ERGO ASSETS** and have concluded various legal and other due diligence exercises in connection therewith and have expressed their satisfaction therewith in all respects, it being recorded that it is **NEWCO**'s intention to utilise the **ERGO ASSETS** for mining and allied purposes;

6.1.4 it is further cognisant of the fact that notwithstanding the sale by **AGA** to it of the **ERGO ASSETS** as recorded in the **AGREEMENT**, it shall not be possible for **AGA** to transfer, cede and assign the **ERGO MINING RIGHTS**, to the extent required, in respect of the **ERGO ASSETS** into the name of **NEWCO** until after the **CONVERSION DATE**.

6.2 **NEWCO** hereby indemnifies and holds **AGA** harmless in respect of all claims, damages, losses and/or expenses, which may be made against and/or suffered by **AGA** in connection with and/or arising out of any breach by **NEWCO** of its obligations in terms of clause 6.1 and/or any breach by **NEWCO** of the **LEGISLATION**.

6.3 **NEWCO** warrants in favour of **AGA** that for the **INTERIM PERIOD** and thereafter, to the extent applicable:-

6.3.1   it will insure the **ERGO ASSETS** for a consideration of not less than the purchase price hereafter referred to and at the cost of **NEWCO**;

6.3.2   it shall pay the costs of, and assume full responsibility and liability for the security and asset protection (including insurance against all recognised hazards) associated with the **ERGO ASSETS**;

6.3.3   it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into and implement the **AGREEMENT** on the terms and conditions herein set out;

6.3.4   it will, insofar as it is affected thereby, provide all the documents necessary for the conversion of the **ERGO MINING RIGHTS** from **OLD ORDER MINING RIGHTS** to **NEW ORDER MINING RIGHTS**;

6.3.5   it will upon written request therefor provide and sign all documents necessary for and/or incidental to procure the transfer of the **ERGO MINING RIGHTS** from **AGA** into the name of **NEWCO** after the **CONVERSION DATE** and will effect payment of all legal and ancillary costs associated therewith upon request therefor;

6.3.6   it will at all times comply with the **LEGISLATION** and its obligations under and in terms of the **AGREEMENT**.

7.   **Sale**

Subject to the fulfilment or waiver, as the case may be, of the conditions precedent in clause 3 supra and the arrival of the **CLOSING DATE** (and hence the implementation of the provisions of clause 13 infra) and subject further to the warranties, acknowledgments and indemnities hereinbefore and hereinafter contained and the non-fulfilment of the **RESOLUTIVE CONDITIONS**:-

7.1   **AGA** does hereby sell, cede and assign to **NEWCO** which does hereby purchase and take cession from it "*voetstoots*", the **ERGO ASSETS**; and

7.2   the benefits of and the risks attaching to the aforesaid acquisition and cession shall pass from **AGA** to **NEWCO** retrospectively from the **EFFECTIVE DATE**.

8.   **Purchase Consideration and Payment thereof**

8.1   The purchase consideration payable by **NEWCO** to **AGA** for the **ERGO ASSETS** shall be the aggregate of the amounts due in terms of sub-clauses 8.2 to 8.4 infra, which shall be allocated as provided in **Annexe "K"** hereto and be payable as hereinafter set forth.

8.2   The consideration payable by **NEWCO** to **AGA** attributable to the **ERGO ASSETS** (save the **BENONI CLUSTER** for which express provision is made in terms of clause 8.3 infra) shall be the agreed sum of **ZAR**42 800 000,00 (forty two million eight hundred thousand **RAND**) plus Value Added Tax plus interest at **PRIME** on the outstanding balance from time to time determined and payable on a monthly basis, as to:-

8.2.1   **ZAR**7 000 000,00 (seven million **RAND**) plus Value Added Tax on the **SIGNATURE DATE**, which amount shall constitute a non-refundable deposit, whether the **AGREEMENT** is ultimately rendered unconditional or not; and

8.2.2   the balance of **ZAR**35 800 000,00 (thirty five million eight hundred thousand **RAND**), plus Value Added Tax, in 23 (twenty three) equal monthly instalments, the first of which shall be payable on the 1 August 2007 and so payable on the first day of each and every succeeding month to the **ATTORNEYS**, to be held by them '*in trust*' and placed in an interest bearing account pending the arrival of the **CLOSING DATE** when the aggregate of the amounts paid plus accumulated interest thereon as hereafter, shall be released to **AGA** and whereafter the said payments shall be made directly by **NEWCO** to **AGA**. In such regard it is recorded that:-

8.2.2.1   the **PARTIES** are aware that the monies so invested will be deemed to constitute trust monies as contemplated by, and subject to the protection of, Section 78 of the Attorneys Act, No 53 of 1979, as amended, of the **RSA**;

8.2.2.2   the account will be in the name of the **ATTORNEYS** and under their control;

8.2.2.3   the provisions hereof constitute the required written instruction/authorisation to the **ATTORNEYS** in

accordance with rule 77.1 of the Rules of the Law Society of the Northern Province of the **RSA** to so invest such funds; and

8.2.2.4 the said funds shall be invested for the benefit of **AGA** pending the arrival of the **CLOSING DATE**, whereupon the capital sum and the interest which has accrued thereon shall be released by the **ATTORNEYS** to **AGA**.

8.3 The consideration attributable to the **BENONI CLUSTER** shall be determined in accordance with the following formula:-

$$A \text{ x } B = C$$

where:-

A = **ZAR**1,00 (one **RAND**) (escalated by the **CPI** on each anniversary of the **EFFECTIVE DATE**)

B = per tonne of material moved, worked or reclaimed by **NEWCO** from the **BENONI CLUSTER** and as determined in accordance with the standard market verification procedures applicable thereto and in the event of any dispute, the provisions of clause 17 infra shall be applicable

C = the amount payable per month.

The amount determined as aforesaid shall be payable monthly in arrear from the last day of the month during which mining operations, pursuant to the **SUB-CONTRACTING AGREEMENT**, commence on the **BENONI CLUSTER** or any part thereof, and so payable on the last day of each and every succeeding month. In this regard **NEWCO** shall afford **AGA** 14 (fourteen) days' written notice of its intention to commence mining on any part of the **BENONI CLUSTER** on or after the **CLOSING DATE**.

8.4 In addition to the consideration attributable to the **SITE**, **NEWCO** shall on the **SIGNATURE DATE**, deliver to **AGA** a satisfactory financial institution guarantee in the sum of **ZAR**23 000 000,00 (twenty three million **RAND**) in terms whereof **AGA** is indemnified in respect of the rehabilitation obligations associated with the **SITE**, the said guarantee to be expressed as payable to **AGA** or its nominee. Notwithstanding the furnishing of the aforesaid guarantee, **AGA** and **NEWCO** shall evaluate the implementation of the **EMP** in relation to the **ERGO ASSETS** from time to time in order to determine whether the face value of the guarantee can be reduced and on the basis that if any dispute arises in regard thereto, same shall be resolved in accordance with the provisions of clause 17 infra.

8.5 Should the **RESOLUTIVE CONDITIONS** be fulfilled and should **AGA** have suffered any damages to the **ERGO ASSETS** as a result of the work conducted on the **ERGO OPERATIONS** by **NEWCO**, then the latter shall be shall be obliged to compensate **AGA** therefor on the basis, however, that **NEWCO** shall not be liable for any punitive damages or consequential losses and should the **PARTIES** be unable to reach agreement as to the quantum of the compensation, then and in

such event the adjudication provisions of clause 17 shall be applicable in such regard.

9. **Environment, Health and Safety and Related Costs**

9.1 **NEWCO** shall on the **CLOSING DATE**, but retrospectively with effect from the **EFFECTIVE DATE**, be liable for compliance with all obligations of and in connection with the **ERGO ASSETS** and for the payment of all monies in respect thereof, including without derogating from the generality of the aforegoing, the cost of all assessment rates, taxes, levies, imposts, sewerage, municipal services and any other monies due in connection therewith in terms of the applicable **LEGISLATION**;

9.2 **NEWCO** hereby indemnifies and holds **AGA** harmless in respect of all claims, damages, loss or other expense which may be made, caused and/or suffered by **AGA** in connection with and/or arising out of its use of the **ERGO ASSETS**, to the exclusion, however, of any consequential loss.

9.3 **AGA** shall furnish **NEWCO** as soon as reasonably possible after the **SIGNATURE DATE**, with copies of the **EMP**, the **ERGO DESIGNATED RIGHTS**, the **ERGO MINING RIGHTS** and permits or certificates required in terms of the **LEGISLATION**.

9.4 **NEWCO** hereby indemnifies and holds **AGA** harmless in respect of all claims, damages, losses and/or expenses which may be made against and/or suffered by **AGA** in connection with and/or arising out of any breach by **NEWCO** of its

obligations in terms of this clause 9 and/or any breach by **NEWCO** of the **LEGISLATION**, to the exclusion, however, of any punitive damages and/or consequential loss.

9.5 With effect from the **CLOSING DATE** and until **NEWCO** has been granted the necessary permits and licences to conduct its operations at the **ERGO OPERATIONS** and until, or in the event of, the registration of a servitude, as hereafter, in respect of the **ERGO OPERATIONS**, **NEWCO** shall comply with all of **AGA**'s relevant Codes of Practice, Standards, Special Instructions and its **EMP** and **NEWCO** shall respect the **ENVIRONMENT**.

9.6 Pending the transfer of all relevant accounts by the Ekurhuleni Municipality on the one hand and Eskom Limited on the other and in relation to the **ERGO ASSETS**, from **AGA** to **NEWCO** and to the extent required:-

    9.6.1 **AGA** shall provide electricity for the **ERGO ASSETS** from its transformer at cost plus 0% (zero per centum). Although **AGA** shall use its reasonable endeavours to provide a continuous supply of electricity, it shall not be liable for any damage or loss flowing from the interruption, supply or non-supply of electricity; and

    9.6.2 **AGA** shall maintain and provide an emergency water supply at legislated pressure at no cost. This water shall, however, be utilised exclusively for the emergency fire water line which **NEWCO** undertakes to maintain according to the prescribed

regulations. **AGA** shall provide normal water supply at cost plus 0% (zero per centum).

9.7 **NEWCO** hereby indemnifies and holds **AGA** harmless in respect of all claims, damage, loss and/or expense which may be made against and/or suffered by **AGA** in connection with and/or arising out of the use of the **ERGO ASSETS** and the associated infrastructure, plant and equipment save that **NEWCO** shall not be liable for any punitive damages or consequential losses.

10. **Assignment, SUB-CONTRACTING AGREEMENT and DME Approval**

10.1 Pending the **DME** approval and subject thereto and accordingly the conversion of the **ERGO MINING RIGHTS** from **OLD ORDER MINING RIGHTS** to **NEW ORDER MINING RIGHTS** and the transfer thereof into the name of **NEWCO**:-

   10.1.1 the **PARTIES** shall enter into and comply with the provisions of the **SUB-CONTRACTING AGREEMENT**; and

   10.1.2 in no way derogating from the aforegoing, **AGA** shall with effect from the **CLOSING DATE** be deemed to have ceded, assigned, transferred and made over unto and in favour of **NEWCO** all its right, title and interest in and to the **ERGO ASSETS**.

10.2 The **PARTIES** reciprocally warrant in favour of each other that they will sign all documents necessary for and/or incidental to the aforegoing upon written request therefor and will do all things necessary to achieve their contemplated objectives.

11. **Employees**

11.1 As an integral part of its proposed closure of the **ERGO OPERATIONS**, it is recorded that **AGA** had already retrenched all employees who were employed by **AGA** in respect thereof and that it is accordingly not incumbent upon **NEWCO** to take over any such employees.

11.2 **AGA** hereby indemnifies and holds **NEWCO** harmless in respect of all claims, damage, loss and/or expense which may be made against and/or suffered by **NEWCO** in connection with and/or arising out of the employment by **AGA** of any persons at the **ERGO OPERATIONS** prior to the **CLOSING DATE**.

12. **Non-Publication**

12.1 The **PARTIES** record that it is not their intention to advertise the sale of the **ERGO ASSETS** in terms of Section 34 of the Insolvency Act, No 24 of 1936, as amended.

12.2 By reason of the aforegoing, **AGA** does hereby indemnify, hold harmless and absolve **NEWCO** in respect of all claims of whatsoever nature arising in relation to the non-publication of the sale in accordance with the aforesaid Act.

13. **CLOSING DATE**

On the **CLOSING DATE** the **PARTIES** and/or their duly authorised representatives shall meet at a pre-determined time and venue and at which:-

13.1 **AGA** shall, subject to the overriding provisions of the **AGREEMENT**, be deemed to have delivered to **NEWCO**:-

    13.1.1   all of the tangible and intangible assets of the **ERGO OPERATIONS**, the former in good order and condition, fair wear and tear excepted where applicable; and

    13.1.2   physical possession and *de facto* control of the **ERGO OPERATIONS**;

13.2 the **PARTIES** shall procure that the **ATTORNEYS**:-

    13.2.1   release the **SURETYSHIP**; and

    13.2.2   all accumulated instalments plus interest thereon as provided in clause 8.2.2 supra,

to **AGA** for its own benefit and account.

14. **Ownership of ERGO ASSETS**

Notwithstanding anything to the contrary in the **AGREEMENT** contained, upon payment by **NEWCO** to **AGA** of the purchase consideration of **ZAR**42 800 000,00 (forty two million eight hundred thousand **RAND**), ownership of the **ERGO ASSETS** (subject only to the conversion of the **ERGO MINING RIGHTS** from **OLD ORDER MINING RIGHTS** to **NEW ORDER MINING RIGHTS** and the subsequent sale, transfer, cession and assignment thereof into the name of **NEWCO**), shall pass from **AGA** to **NEWCO** and be deemed to be vested in **NEWCO** in all respects.

15. **Good Faith and Implementation**

15.1 The **PARTIES** undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the **AGREEMENT**.

15.2 The **PARTIES** shall at all times during the continuance of the **AGREEMENT** observe the principles of good faith towards one another in the performance of their obligations in terms of the **AGREEMENT**. This implies, without limiting the generality of the aforegoing, that:-

15.2.1 they will at all times during the term of the **AGREEMENT** act reasonably, honestly and in good faith;

15.2.2   they will perform their obligations arising from the **AGREEMENT** diligently and with reasonable care; and

15.2.3   they will make full disclosure to each other of any matter that may affect the execution of the **AGREEMENT** or its implementation from time to time.

16.   **Breach**

16.1   Should any of the **PARTIES** commit a breach of any of the provisions of the **AGREEMENT** which are applicable to it, either prior or subsequent to the **CLOSING DATE**, then and in such event the aggrieved **PARTY/IES** shall be obliged to afford the guilty **PARTY/IES** a period of 30 (thirty) days' written notice [or within such longer period not to exceed a further 30 (thirty) days should it not be possible for the breach to be remedied within the first period], calculated from the date of receipt thereof, within which to remedy the breach, failing which the aggrieved **PARTY/IES** shall then be entitled at its/their sole and absolute discretion and subject to the overriding provisions of clause 16.2 infra, to cancel the **AGREEMENT** and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved **PARTY/IES** in law.

16.2   Notwithstanding anything to the contrary in 16.1 supra:-

16.2.1   the aggrieved **PARTY/IES** shall only be entitled to cancel the **AGREEMENT** if the breach is a material breach of a material provision

which strikes at the roots of the **AGREEMENT** and cannot otherwise be reasonably remedied by monetary compensation, save that after payment of the purchase consideration in clause 8.2.2 supra, **AGA** shall not be entitled to cancel the **AGREEMENT** and shall be restricted to a claim for specific performance;

16.2.2   in the **AGREEMENT** where a **PARTY** alleges that it is an aggrieved **PARTY/IES** and/or that it has a claim and/or has suffered a loss then the onus of proving any breach and/or claim and/or loss will rest on the **PARTY/IES** making the allegation;

16.2.3   should any dispute arise with regard to any proposed or purported cancellation of the **AGREEMENT**, then the provisions of clause 17 infra shall be and become operative.

17.   **Adjudication of Disputes**

17.1   Save as otherwise provided in the **AGREEMENT**, should any dispute arise between the **PARTIES** in regard to:-

17.1.1   the interpretation of;

17.1.2   the effect of;

17.1.3   the **PARTIES'** respective rights or obligations under;

17.1.4   a breach of;

17.1.5   the termination of;

17.1.6   any matter arising out of the termination of,

the **AGREEMENT**, that dispute shall be decided by arbitration in the manner set out in this clause 17.

17.2   The arbitrator shall be appointed by the **PARTIES**, and failing agreement, shall be nominated by the Arbitration Foundation of South Africa ("AFSA"). Should AFSA not be in existence at the time, the nomination shall be by the Chairman for the time being of the Johannesburg Bar Council.

17.3   The arbitration shall be held at Johannesburg, Gauteng, **RSA** and 'in camera' on the basis that such proceedings will be strictly private and confidential.

17.4   The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the arbitrator, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedure or the strict rules of evidence, and otherwise subject as aforesaid of the Arbitration Act, 1965, of the **RSA** and any statutory modification or re-enactment thereof.

17.5   The arbitrator shall be entitled to:-

      17.5.1   investigate or cause to be investigated any manner, fact or thing which he considers necessary or desirable in connection with any matter referred to him for decision;

      17.5.2   decide the matters submitted to him according to what he considers just and equitable in all the circumstances, having regard to the purpose of the **AGREEMENT**; and

      17.5.3   make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as he in his discretion may deem fit and appropriate.

17.6   The arbitration shall be held as quickly as possible after it is demanded with a view to it being completed within 30 (thirty) days after it has been so demanded.

17.7   This clause is severable from the rest of the **AGREEMENT** and shall therefore remain in effect even if the **AGREEMENT** is terminated.

17.8   Subject to the above provisions of this clause 17, the law governing the **AGREEMENT** shall be the law of the **RSA** and the Court having jurisdiction to enforce any award made under this clause shall be the Witwatersrand Local Division of the High Court of South Africa and all appeal courts therefrom.

18. **No Commission**

The **PARTIES** acknowledge that no agent was instrumental in the conclusion of the **AGREEMENT** and in the circumstances there is no commission payable to any third party in connection therewith.

19. **Legal and Ancillary Costs**

Each **PARTY** shall be liable for its own costs of and in connection with the drafting and drawing of the **AGREEMENT** and all matters ancillary thereto, save that the fees due and payable to the **COMPETITION COMMISSION** in respect of the notification to such regulatory authority, shall be borne and paid by **NEWCO**.

20. *Domicilia*

20.1 The **PARTIES** hereby choose *domicilia citandi et executandi* for all purposes under the **AGREEMENT** at the addresses set opposite their respective names hereunder:-

20.1.1 **AGA** – 76 Jeppe Street, Newtown, Johannesburg, 2001 **RSA** - telefax number 011 637-6323;

20.1.2 **NEWCO** - 1st Floor, North Wing, Lord Charles Office Park, 337 Brooklyn Road, Brooklyn, Pretoria 0002, **RSA** - telefax number 012 346-4409.

20.2 Any notice to any of the **PARTIES** shall be addressed to it at its *domicilium* aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

20.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the next business day after despatch; and

20.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.

20.3 Any **PARTY** shall be entitled, by notice to the other, to change its *domicilium* to another address in the **RSA**, provided that the change shall only become effective 14 (fourteen) days after service of the notice in question.

20.4 Actual receipt of written notice shall constitute good and valid delivery of a notice notwithstanding that such notice is given other than in terms of 20.2.1 or 20.2.2 supra.

21.   **Confidentiality/Announcements**

21.1   The **PARTIES** agree and undertake not to make any public disclosures or announcements regarding the conclusion or content of the **AGREEMENT** save with the prior written consent of all the **PARTIES**.

21.2   The **PARTIES** acknowledge that the subject matter of this **AGREEMENT** shall be and remain highly confidential at all material times and shall not be capable of being disseminated in any form other than to bona fide professional advisors.

22.   **Non-Variation**

22.1   No variation or amendment of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by all the **PARTIES**.

22.2   No consensual termination of the **AGREEMENT** will be of any force or effect unless reduced to writing and signed by all the **PARTIES**.

22.3   No waiver or abandonment of any **PARTY**'s rights arising from the **AGREEMENT**, accrued or otherwise, will be of any force or effect as against such **PARTY** unless such waiver or abandonment is reduced to writing and signed by the **PARTY** waiving and abandoning such rights.

22.4   No oral statements and no conduct by a **PARTY** relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a **PARTY** from relying upon the formalities prescribed in the preceding sub-clauses of this clause.

23. **Governing Laws**

Irrespective of where any of the **PARTIES** may be domiciled or where the **AGREEMENT** may be signed, it shall in all respects be governed, interpreted and implemented in accordance with the laws of the **RSA**.

24. **Signature in Counterparts**

The **AGREEMENT** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **AGREEMENT** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

25. **Whole Agreement**

The **AGREEMENT** constitutes the whole agreement between the **PARTIES** with regard to the subject matter hereof and no representations or warranties, by commission or omission which are not recorded herein, shall be of any force or effect.

Thus done and signed by **AGA** at Johannesburg on this the 6th day of August 2007, in the presence of the undersigned witnesses.

As witnesses:-

1. _____

2. _____

For: AngloGold Ashanti Limited

/s/ RL Lazare

_____

- duly authorised signatory -

Thus done and signed by **NEWCO** at Johannesburg on this the 6th day of August 2007, in the presence of the undersigned witnesses.

As witnesses:-

1. _____

2. _____

For: Friedshelf 849 (Proprietary) Limited

/s/ DAW van der Walt

_____

- director -

Thus done and signed by **DRD SA** at Johannesburg on this the 6th day of August 2007, in the presence of the undersigned witnesses.

As witnesses:-

1. _____

2. _____

For: DRDGold South African Operations (Proprietary) Limited

/s/ D Pretorius

_____

- director -

Thus done and signed by **MINTAILS SA** at Johannesburg on this the 6th day of August 2007, in the presence of the undersigned witnesses.

As <u>witnesses</u>:-

For: MinTails South Africa (Proprietary) Limited

/s/ DAW van der Walt

1. _____

2. _____   _____

- director -